CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 3rd 2008

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No   ☒

City Telecom (H.K.) Limited (the “Company”) intends to distribute a circular to the shareholders of the Company on January 4, 2008 relating to the Scrip Dividend Scheme (the “Scheme”) for the 2007 final dividend. A copy of the circular is attached as Exhibit 99.1 hereto.

At the annual general meeting of the Company held on December 24, 2007, the 2007 final dividend of HK$0.04 per share was approved with a scrip alternative. After the 2007 final dividend was approved, the Company has adopted the Scheme and will send the circular and election form to the shareholders on January 4, 2008 for election of their desired form of dividends. Shareholders whose names appeared on the register of members of the Company on the record date, i.e. December 21, 2007 may elect to receive the 2007 final dividend in cash or new shares or partly in cash and partly in new shares. The 2007 final dividend or its scrip alternative will be distributed on or about February 4, 2008 to the entitled shareholders.

A portion of the outstanding shares are held by the Bank of New York as Depositary for the benefit of the holders of the American Depository Receipts (the “ADRs”) (each representing 20 shares) listed on NASDAQ. Having taken into account of U.S. securities law requirements, the Company considers it would not be practicable to make the elective distribution under the Scheme available to the holders of the ADRs and has notified the Bank of New York accordingly. In the circumstances, the Bank of New York will distribute the 2007 final dividend in cash to the holders of the ADRs, on the basis of the same determination as is made in Hong Kong in respect of the shares for which no election is made.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: January 3rd , 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Circular to shareholders of the Company, dated January 4, 2008, regarding the Scheme

Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should hand this circular and the accompanying form of election at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

SCRIP DIVIDEND SCHEME IN RELATION TO

THE 2007 FINAL DIVIDEND

4 January 2008

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“2007 Final Dividend”	the final dividend of HK$0.04 per Share for the year ended 31 August 2007 payable on or about 4 February 2008 to Shareholders whose names were recorded on the register of members of the Company on the Record Date;

“AGM”	the annual general meeting of the Company held at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 24 December 2007;

“Board”	the board of Directors;

“Company”	City Telecom (H.K.) Limited;

“Director(s)”	the director(s) of the Company;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“New Share(s)”	new Share(s) to be issued under the Scrip Dividend Scheme;

“PRC”	the People’s Republic of China;

“Record Date”	Friday, 21 December 2007;

“Scrip Dividend Scheme”	the scrip dividend alternative announced by the Company on 22 November 2007 which offers Shareholders a scrip alternative whereby Shareholders may elect to receive their 2007 Final Dividend wholly or partly by the allotment of New Shares credited as fully paid in lieu of cash;

“Share(s)”	share(s) of HK$0.10 each in the share capital of the Company;

“Shareholder(s)”	registered holder(s) of Share(s);

“%”	per cent.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

Directors:	Registered Office:

Wong Wai Kay, Ricky	Level 39

Cheung Chi Kin, Paul	Tower 1, Metroplaza

Lai Ni Quiaque	No. 223 Hing Fong Road

Cheng Mo Chi, Moses+	Kwai Chung

Lee Hon Ying, John*	New Territories

Chan Kin Man*	Hong Kong

Peh Jefferson Tun Lu*

+	non-executive director
*	independent non-executive directors

4 January 2008

To the Shareholders

Dear Sirs/Madams,

SCRIP DIVIDEND SCHEME IN RELATION TO

THE 2007 FINAL DIVIDEND

INTRODUCTION

The Company announced on 22 November 2007 that the 2007 Final Dividend would be paid to Shareholders whose names appeared on the register of members of the Company on the Record Date. Such Shareholders may elect to receive the 2007 Final Dividend in the form of New Shares in lieu of cash. The last day on which the transfers were accepted for the registration for participation in the Scrip Dividend Scheme was 18 December 2007. At the AGM, the 2007 Final Dividend was approved. The purpose of this circular is to set out the procedures and conditions which apply in relation to the Scrip Dividend Scheme and the action which should be taken by Shareholders if they wish to participate in the Scrip Dividend Scheme.

LETTER FROM THE BOARD

DETAILS OF THE SCRIP DIVIDEND SCHEME

Shareholders may elect to receive the 2007 Final Dividend in one of the following ways:

(a)	a cash dividend of HK$0.04 per Share; or

(b)	an allotment of such number of New Shares credited as fully paid and having an aggregate market value (calculated as hereinbelow mentioned), save for adjustment for fractions, equal to the total amount of the 2007 Final Dividend which such Shareholder would otherwise be entitled to receive in cash; or

(c)	partly in cash and partly in New Shares.

The New Shares will rank pari passu in all respects with the existing issued Shares except that they shall not rank for the 2007 Final Dividend.

BASIS OF ALLOTMENT OF THE NEW SHARES

For the purpose of calculating the number of New Shares to be allotted pursuant to the Scrip Dividend Scheme, the market value per New Share will be HK$1.7072, which is the average closing price of HK$2.134 of one Share on the Hong Kong Stock Exchange for the five consecutive trading days ended 21 December 2007, less a 20% discount. Accordingly, the number of New Shares which a Shareholder electing for New Shares will receive will be calculated as follows:

Number of New Shares to be received	=	Number of Shares held on the Record Date for which election for New Shares is made	x	HK$0.04

HK$1.7072

The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares in respect of alternatives (b) and (c) above will not be issued to Shareholders but will be disregarded and the benefit thereof will accrue to the Company. The last day on which Shareholders will be entitled to select their desired form of dividends is 23 January 2008.

ADVANTAGES OF THE SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme will give Shareholders an opportunity to increase their investment in the Company at market value without incurring brokerage fees, stamp duty and related dealing costs. The Scrip Dividend Scheme will also benefit the Company to the extent that such cash which would otherwise have been paid to Shareholders who elect to receive the New Shares, in whole or in part, in lieu of a cash dividend, will be retained for use as working capital by the Company.

LETTER FROM THE BOARD

EFFECT OF THE SCRIP DIVIDEND SCHEME

Based on 627,048,404 Shares in issue as at the close of business on the Record Date, if no elections for the New Shares were received, the total cash dividend payable by the Company would be HK$25,081,936.16. If all Shareholders elect to receive their entitlements to the 2007 Final Dividend in the form of New Shares, the maximum number of New Shares to be issued would be 14,691,855 Shares representing approximately 2.34% of the existing issued share capital of the Company and approximately 2.29% of the then issued share capital of the Company as enlarged by the issue of the New Shares.

Shareholders should note that the New Shares may give rise to notification requirements under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice. Shareholders who are in any doubt as to their taxation position are also recommended to seek their own professional advice.

ELECTION FORM

If you wish to receive your 2007 Final Dividend wholly in cash, you do not need to take any action.

If you elect to receive your 2007 Final Dividend wholly in New Shares, or partly in cash and partly in New Shares, you should use the enclosed election form. If you sign the election form but do not specify the number of Shares in respect of which you wish to receive New Shares, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding as at the Record Date, you will be deemed to have exercised your election to receive New Shares in respect of all the Shares of which you were then registered as the holder.

The election form should be completed in accordance with the instructions printed thereon and returned to the Company’s share registrar so as to be received no later than 4:30 p.m. on 23 January 2008 at:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Elections in respect of the 2007 Final Dividend cannot be in any way withdrawn, revoked, superseded or altered after the relevant election forms are signed and lodged with the Company’s share registrar. No acknowledgement of receipt of the election form will be issued.

LETTER FROM THE BOARD

SHAREHOLDERS RESIDENT OUTSIDE HONG KONG

The Company is not aware that it has any Shareholder with a registered address outside Hong Kong as at the Record Date. Accordingly, there will not be any legal restriction or statutory requirement outside Hong Kong in allowing Shareholders to participate in the Scrip Dividend Scheme. Holders of the American Depositary Receipts (each representing 20 Shares), of which are listed on the NASDAQ Stock Market in the United States of America, are not entitled to participate in the Scrip Dividend Scheme.

This circular and the form of election will not be registered in Hong Kong or any other jurisdiction.

STOCK EXCHANGE LISTING, CLEARING AND SETTLEMENT

Application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the New Shares. It is expected that the certificates for the New Shares, and cheques for cash entitlements, will be posted to Shareholders at the risk of those entitled thereto on or about 4 February 2008. Dealings in the New Shares on the Hong Kong Stock Exchange are expected to commence after dispatch of the share certificates for the New Shares to Shareholders. Subject to the granting of listing of, and permission to deal in, New Shares issued pursuant to the Scrip Dividend Scheme on the Hong Kong Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed, and dealt in, on the Hong Kong Stock Exchange. The Shares are also listed in the form of American Depository Receipts (each representing 20 Shares) on the NASDAQ Stock Market in the United States of America. The Company’s US$125,000,000 Senior Notes due 2015 are listed on the Singapore Stock Exchange. Other than the foregoing, no equity or debt securities of the Company are listed, or dealt in, on any stock exchange nor is listing, or permission to deal in, on any other exchange being, or proposed to be, sought.

New Shares issued to Shareholders pursuant to an election to receive some or all of their 2007 Final Dividend in New Shares may be allocated in odd lots. No special dealing arrangements will be put in place by the Company to facilitate the trading or disposal of New Shares issued in odd lots. Shareholders should be aware that odd lots usually trade at a discount to the price of board lots.

LETTER FROM THE BOARD

CONDITION OF THE SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the New Shares. In the unlikely event that the above condition is not satisfied, Shareholders will receive the 2007 Final Dividend wholly in cash.

ADJUSTMENTS IN RELATION TO SHARE OPTIONS UNDER THE SHARE OPTION SCHEME

In accordance with the terms of the share option scheme adopted by the Company on 23 December 2002, the New Shares to be allotted may result in an adjustment to the exercise price and/or the number of option so far as unexercised in respect of share options granted by the Company. Such adjustments shall give the option holder the same proportion of the issued share capital of the Company as that to which such option holder would otherwise entitle, but no such adjustments shall be made where, and to the extent that, such adjustments would result in any Shares being issued at less than their nominal value. If and when any adjustments have to be made, the Company will notify the option holders in accordance with the said share option scheme.

GENERAL

Whether or not it is to your advantage to receive cash or New Shares, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting from that decision are your responsibility. If you are in any doubt as to what to do, you should consult your professional advisers as to the action you should take and whether or not you are permitted to receive the 2007 Final Dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether electing for New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
For and on behalf of the Board
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary